August 21, 2025

Jay Yu
Chairman of the Board, President and Secretary
Nano Nuclear Energy Inc.
10 Times Square, 30 th Floor
New York, NY 10018

       Re: Nano Nuclear Energy Inc.
           Registration Statement on Form S-3
           Filed July 25, 2025
           File No. 333-288982
Dear Jay Yu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Summary, page 4

1. Please revise to clarify whether the Canadian Assets described in the final paragraph of page 4 include the KRONOS MMR Energy System and LOKI MMR. In addition,
       please explain the rationale for your decision to enter into an option agreement with
       Mr. Yu and Yu Entities and the status of the "formal acquisition" of the Canadian
       Assets.
2.     We note that in early April 2025, you signed a strategic collaboration with the
       University of Illinois Urbana-Champaign (   UIUC   ) to construct the
first KRONOS
       MMR Energy System research reactor on the university   s campus. Please
revise to
       disclose material terms of any material agreements related to this collaboration, and file such agreements as exhibits to your registration statement. Refer to Item 504 of
       Regulation S-K. In addition, please ensure that you have filed all other material agreements.
 August 21, 2025
Page 2

3.     We note you disclose that "in late April 2025, the NRC issued its final
Safety
       Evaluation approving the Fuel Qualification Methodology Topical Report (FQM TR)
       for the advanced fuel design to be used in our stationary KRONOS MMR
Energy
       System." Please expand your disclosure to define the Fuel Qualification Methodology
       Topical Report (FQM TR), and clarify the significance of the NRC's
Safety
       Evaluation in the context of the required regulatory review and application process, including estimated timelines of approvals required for the construction and operation of your planned reactors. For example, if approval of the Fuel Qualification
       Methodology Topical Report (FQM TR) by NRC is an initial step in the regulatory review and approval process, please ensure that this is reflected in your disclosures.
       Provide similarly expanded disclosure regarding the status and timelines for the LOKI
       MMR, ZEUS and ODIN microreactors, including additional detail regarding the nature of your communications with NRC and DOE.
4. Refer to your your disclosures on pages 6 and 7. With respect your fuel processing, fuel transportation, and nuclear consultation business lines, please revise to clearly state, if true, that the businesses have not commercially launched. In addition, please provide expanded discussions, as applicable, regarding the financings, regulatory approvals, and other important future milestones necessary to launch each business.
Our Vision, Market Opportunity and Key Government Support, page 9

5.     We note your disclosure with respect to the expertise of your team.
Please
       also disclose, if true, that certain officers, including your chief executive officer and chief financial officer, are currently employed by other companies and, therefore are not solely focused on the business of the registrant. We also note disclosure in your annual report for the year ended September 30, 2024 that your executive officers, with the exception of Jay Jiang Yu, are presently engaged as independent contractors and may allocate their time to other businesses. Please address the importance of independent contracting to your business, including potential drawbacks. Use of Proceeds, page 15

6. We note you intend to use the net proceeds of this offering, if any, for the advancement and development of your technologies, general working capital and general corporate purposes, which may include investing in or acquiring synergistic or complementary businesses, assets or technologies, and working capital. If known, please disclose the approximate amount intended to be used for each purpose. As it relates to potential acquisitions, identify the businesses or nature of businesses sought and a brief description of the businesses. Refer to Instruction 6 to Item 504 of
       Regulation S-K.
Exhibits

7. Please obtain and file a legality opinion opining on all securities to be offered, or have counsel revise the opinion filed here to opine on all securities to be offered. In this regard, we note that an opinion on the debt securities, warrants or units has not been provided.
 August 21, 2025
Page 3
General

8. Please revise to consistently identify the sales agents as underwriters for the ATM offering. In this regard, we note disclosure that sales agents "may be" deemed to be underwriters on the cover page of the ATM prospectus, however, the plan of distribution disclosure on page S-22 states that sales agents "will be" deemed to be underwriters.
9. Please update your list of filings incorporated by reference on page 30, as well as the financial information on pages 11 through 14, S-12 through S-15, and S-20, as necessary to reflect the more current information that you filed on August 14, 2025

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Babula at 202-551-3339 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation